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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.
(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share
(Title of Class of Securities)

898697107
(CUSIP Number of Class of Securities)

Elliot Noss
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
(416) 535-0123
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$2,833,073	$202.00

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase, at the maximum tender offer price of $0.70 per share in cash, of an aggregate of 4,047,245 shares of common stock, no par value per share, which includes 2,900,000 shares purchased under the offer, and an additional 1,147,245 shares purchased upon the exercise of the registrant's right to purchase an additional 2% of its outstanding shares, based on 57,362,236 shares outstanding as of September 8, 2010.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $144.74	Filing Party: Tucows Inc.
Form of Registration No.: SC TO-I File No. 005-49487	Date Filed: September 17, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 2 ("Amendment No. 2") amends the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed by Tucows Inc., a Pennsylvania corporation ("Tucows"), with the Securities and Exchange Commission (the "SEC") on September 17, 2010, as amended by Amendment No. 1 to the Schedule TO, filed by Tucows with the SEC on September 27, 2010 ("Amendment No. 1"), which relates to the tender offer by Tucows to purchase 2,900,000 shares of its common stock, no par value per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Tucows has offered to purchase these shares at a price not greater than $0.70 per share nor less than $0.61 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Tucows' offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 2010, as amended herein by the Amended Offer to Purchase, dated October 6, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer".

        This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in Amendment No. 1 and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference.

Item 4.    Terms of the Transaction.

        (a) Material Terms. Item 4 of Schedule TO is hereby amended and supplemented (i) to indicate that the Company does not expect to announce the final proration percentage or commence payment for shares purchased under the Offer until three to five business days after the expiration date; and (ii) to clarify that any determination by Tucows regarding shares tendered under the Offer is final and binding on all parties, subject to any determination by a court of competent jurisdiction.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a); (b); (c) Use of Securities Acquired; Plans. Item 6 of Schedule TO is hereby amended and supplemented as follows:

          The first two sentences of the first paragraph of Section 2 of the Offer to Purchase ("Purpose of Our Offer; Certain Effects of our Offer") are hereby deleted in their entirety and replaced with the following:

    "The Company believes that the offer is a prudent use of our financial resources given our current business and assets. Further, the Company believes that the offer is an efficient means to provide value to our shareholders because it provides a measure of liquidity to those who want to sell, while at the same time increasing non-tendering shareholders' proportionate interest in the Company. In addition, the offer provides an opportunity to increase earnings per share, which furthers our long term goal of increasing shareholder value."

Item 7.    Source and Amount of Funds and Other Consideration.

        (a); (b); (d) Source of Funds; Conditions; Borrowed Funds. Item 7 of Schedule TO is hereby amended and supplemented as follows:

          The last sentence of the first paragraph of Section 10 of the Offer to Purchase ("Source and Amount of Funds") is hereby deleted in its entirety and replaced with the following:

    "As of September 30, 2010, the Company had sufficient available cash to fund the purchase, at the maximum per share price of $0.70, of 2,900,000 shares in the offer. In addition, the Company had sufficient available cash to fund the purchase of an additional 2% of our outstanding shares, based on 57,362,236 shares outstanding as of September 8, 2010, and to pay the fees and expenses related to the offer. The Company has also established the Share

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    Repurchase Loan, a $2,000,000 non-revolving, reducing demand facility with the Bank of Montreal (the "Bank") that can be used solely to fund share repurchases.

    The Company anticipates that the purchase of up to 2,900,000 shares tendered in the offer will be funded from available cash. Should the Company decide to exercise its right to purchase up to an additional 2% of outstanding shares, the Company will consider its business, assets and working capital needs at that time, and in order to conserve working capital, may choose to use part of the Share Repurchase Loan to fund the over allotment. Accordingly, the Company anticipates that a majority, if not all share repurchases in the offer, will be funded from available cash."

Item 12.    Exhibits.

        Item 12 of Schedule TO is hereby amended as follows:

(a)(1)(A)	Amended Offer to Purchase, dated October 6, 2010
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 17, 2010
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 17, 2010
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(2) - (a)(4)	Not applicable
(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated September 17, 2010
(a)(5)(B)*	Press Release, dated September 17, 2010
99(b)(1)**	Loan Agreement, dated as of June 25, 2007, by and among Tucows.com Co., Tucows (Delaware) Inc., Tucows Inc., Mailbank Nova Scotia Co., Tucows Domain Holdings Co., Innerwise, Inc. and Bank of Montreal
99(b)(2)**	Guaranty, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal
99(b)(3)**	Security Agreement, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal
99(b)(4)***	Operating Loan Agreement, dated September 10, 2010, between Tucows.com Co. and the Bank of Montreal
99(b)(5)***	Offer Letter, dated August 30, 2010, between Tucows Inc. and the Bank of Montreal
(d)(1)*	Tucows Inc. Amended and Restated 2006 Equity Compensation Plan

*
Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on September 17, 2010

**
Incorporated by reference to the relevant exhibit to the Current Report on Form 8-K filed by Tucows Inc. with the Securities and Exchange Commission on July 31, 2007

***
Incorporated by reference to the relevant exhibit to the Current Report on Form 8-K filed by Tucows Inc. with the Securities and Exchange Commission on September 13, 2010

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

/s/ MICHAEL COOPERMAN Michael Cooperman Chief Financial Officer
October 6, 2010

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Exhibit Index

(a)(1)(A)	Amended Offer to Purchase, dated October 6, 2010
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 17, 2010
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 17, 2010
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(2) - (a)(4)	Not applicable
(a)(5)(A)*	Letter to Shareholders from the President and Chief Executive Officer, dated September 17, 2010
(a)(5)(B)*	Press Release, dated September 17, 2010
99(b)(1)**	Loan Agreement, dated as of June 25, 2007, by and among Tucows.com Co., Tucows (Delaware) Inc., Tucows Inc., Mailbank Nova Scotia Co., Tucows Domain Holdings Co., Innerwise, Inc. and Bank of Montreal
99(b)(2)**	Guaranty, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal
99(b)(3)**	Security Agreement, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal
99(b)(4)***	Operating Loan Agreement, dated September 10, 2010, between Tucows.com Co. and the Bank of Montreal
99(b)(5)***	Offer Letter, dated August 30, 2010, between Tucows Inc. and the Bank of Montreal
(d)(1)*	Tucows Inc. Amended and Restated 2006 Equity Compensation Plan

*
Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule TO filed by Tucows Inc. with the Securities and Exchange Commission on September 17, 2010

**
Incorporated by reference to the relevant exhibit to the Current Report on Form 8-K filed by Tucows Inc. with the Securities and Exchange Commission on July 31, 2007

***
Incorporated by reference to the relevant exhibit to the Current Report on Form 8-K filed by Tucows Inc. with the Securities and Exchange Commission on September 13, 2010

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  Item 4. Terms of the Transaction.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds and Other Consideration.
  Item 12. Exhibits.
SIGNATURE